82-4504

ROCK RESOURCES INC.

(the "Company")

02 DEC -2 AM 8:59

NEWS RELEASE

November 20, 2002

02060132

Vancouver, November 20, 2002 – Rock Resources Inc. (RCK.V), is pleased to announce that Graeme Rowland, Chairman and President, was interviewed by CEO Cast this morning from New York.

The Company invites all shareholders and other interested persons to listen to a detailed account of the Company's properties and progress. Please go to www.ceocast.com. On the right hand side of your screen under Interviews, click on 11/20/2002 Rock Resources Inc. For login purposes, the e-mail address is frances @rockresources.com and the password is quidproquo. The listener has the opportunity to choose either Real Audio or Windows Media for the interview. The interview will be available until November 27, 2002.

On behalf of the Board of Directors:

"Graeme W. Rowland"

Graeme W. Rowland
President

PROCESSED SUPPL
DEC 09 2002
THOMSON FINANCIAL

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

RCK.V

Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

dlw 12/2

ROCK
RESOURCES INC.

02 DEC -2 AM 8:49

November 20, 2002

TSX Venture Exchange (via SEDAR)
P.O. Box 10333
609 Granville Street
Vancouver, B.C.
V7Y 1H1

Dear Sirs:

RE: News Release Dated November 20, 2002

Enclosed please find news release dated November 20, 2002 which we have distributed to the following:

- Stockwatch (via fax)
- Market News (via fax and e-mail)
- TSX Venture Exchange (Alberta) (via SEDAR and FAX)
- B.C. Securities Commission (via SEDAR)
- Alberta Securities Commission (via SEDAR)
- Securities & Exchange Commission in Washington (82-4504) (via mail)
- Standard & Poor's (via mail)

Yours truly,

"Graeme Rowland"

Graeme Rowland
President and Director

DISTRIBUTION AS ABOVE

TSX VENTURE: RCK

Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll Free: 1-888-ROCK RES (762-5737)
e-mail: info@rockresources.com - http://www.rockresources.com

ROCK RESOURCES INC.

(the "Company")

NEWS RELEASE

November 20, 2002

Vancouver, November 20, 2002 – Rock Resources Inc. (RCK.V), is pleased to announce that Graeme Rowland, Chairman and President, was interviewed by CEO Cast this morning from New York.

The Company invites all shareholders and other interested persons to listen to a detailed account of the Company's properties and progress. Please go to www.ceocast.com. On the right hand side of your screen under Interviews, click on 11/20/2002 Rock Resources Inc. For login purposes, the e-mail address is frances @rockresources.com and the password is quidproquo. The listener has the opportunity to choose either Real Audio or Windows Media for the interview. The interview will be available until November 27, 2002.

On behalf of the Board of Directors:

"Graeme W. Rowland"

Graeme W. Rowland
President

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities of the corporation have not been and will not be registered under the U.S. Securities Act, 1933, as amended, and subject to certain exemptions may not be offered or sold in the United States or to U.S. persons. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

RCK.V

Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com

Rock Resources Inc.

#2120 – 1055 West Hastings Street Vancouver, B.C. V6E 2E9

TEL: (604) 688-3304
FAX: (604) 682-6038
North American Toll Free: 1-888-ROCK-RES (762-5737)

E-mail: info@rockresources.com
Web site: http://www.rockresources.com

TSX RCK

02 DEC -2 AM 8:

November 20, 2002

B.C. Securities Commission (via SEDAR)
12th Floor
701 West Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: Form 27 (Material Change Report) Dated November 20, 2002
Pursuant to News Release Dated November 20, 2002

Enclosed please find Form 27 as noted above.

Yours truly,

Graeme Rowland

Graeme Rowland
President

Encl.

cc: TSX Venture Exchange (via SEDAR)
Securities & Exchange Commission (82-4504)

Form 27
Securities Act
MATERIAL CHANGE REPORT
Under Section 85(1) of the Act

Item 1 **Reporting Issuer**

ROCK RESOURCES INC.
Suite #2120 – 1500 West Hastings Street
Vancouver, B.C. V6E 2E9
Telephone: (604) 688-3304
Fax: (604) 682-6038

Item 2 **Date of Material Change**

November 20, 2002 - Vancouver, British Columbia

Item 3 **Press Release**

November 20, 2002

Item 4 **Summary of Material Change** Please see item 5 below for details.

Shareholders and other interested persons are invited to listen to an interview of Graeme W. Rowland, Chairman and President, on CEO Cast. The interview is on the Company's properties and progress.

Item 5 **Full Description of Material Change**

Vancouver, November 20, 2002 – Rock Resources Inc. (RCK.V), is pleased to announce that Graeme Rowland, Chairman and President, was interviewed by CEO Cast this morning from New York.

The Company invites all shareholders and other interested persons to listen to a detailed account of the Company's properties and progress. Please go to www.ceocast.com. On the right hand side of your screen under Interviews, click on 11/20/2002 Rock Resources Inc. For login purposes, the e-mail address is frances @rockresources.com and the password is quidproquo. The listener has the opportunity to choose either Real Audio or Windows Media for the interview. The interview will be available until November 27, 2002.

Item 6 **Reliance on Section 85(2) of the Act**

Not applicable.

Item 7 **Omitted Information**

Not applicable.

Item 8 **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following:

Officer: Graeme W. Rowland

	President
Telephone:	(604) 688-3304
Fax:	(604) 682-6038
Address:	Rock Resources Inc. Suite #2120 – 1055 West Hasting Street Vancouver, B.C. V6E 2E9

Item 9 **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

November 20, 2002
(date)

"Graeme W. Rowland"

(signature)

Graeme W. Rowland

(name)
President
(position)
Vancouver, B.C.

(place of declaration)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.